EXHIBIT 10.2

EMPLOYMENT AGREEMENT

THIS AGREEMENT is entered into as of the 16th day of August, 2007 (the **"Effective Date"),** by and between Thomas A. Spanier (the **"Executive"),** an individual, and Intelligentias, Inc., a Nevada corporation (the **"Company**").The Executive and the Company are hereinafter sometimes referred to collectively as the **"Parties"** and individually as a **"Party."**

WHEREAS, both Parties desire that the terms and conditions of the Executive's employment with the Company be governed by the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Parties hereto hereby agree as follows:

1. Duties, Scope and Term of Employment.

(a) *Position.* The Company will employ Executive as an assistant to the President commencing on August 16, 2007 the Effective Date, and in the position of Chief Financial Officer ("**CFO**") commencing on August 22, 2007. Executive shall be given such duties, responsibilities and authorities as are appropriate to Executive's position. The Executive's principal place of business shall be Novato, California.

(b) *Obligations.* Executive shall devote sufficient business efforts and time to the business and affairs of the Company to carry out Executive's duties and responsibilities. Notwithstanding the foregoing, the Company agrees that Executive may (i) participate in charitable, civic, educational, professional, community or industry affairs, (ii) manage his and his family's personal investments, and (iii) serve or continue to serve on the board of directors or hold other offices or positions in companies or organizations, so long as such activities involve no conflict of interest with the interests of the Company and will not materially affect the performance by Executive of his duties hereunder.

(c) *Term.* The term of Executive's employment under this Agreement shall commence on the Effective Date and shall continue as provided herein, unless duly terminated by either Party.

(d) Company Policies. Executive agrees to become familiar with and to comply in all material respects with the Company's written policies prohibiting harassment and discrimination, the written policies concerning drugs and alcohol and all other policies which shall be set forth in the Company's Employee Handbook. Violations of these policies may lead to termination of employment in accordance with Section 3 of this Agreement.

(e) *Non-Compete.* While employed by the Company, Executive shall not, directly or indirectly, whether as a partner, employee, or otherwise, promote, participate or engage in any activity or other business competitive with the Company's business. Executive shall not invest in any company or business which competes in any manner with the Company; *provided, however,* that Executive may, without it being a breach of this Agreement, receive, purchase and/or hold the securities of companies that are listed on national securities exchanges or quoted daily in the Nasdaq National Market listing of the *Wall Street Journal.* Violation of this non-complete provision shall lead to termination of employment in accordance with Section 3 of this Agreement.

(f) *Proprietary Information of Others.* It is the understanding of both the Company and Executive that Executive shall not divulge to the Company and/or its subsidiaries any confidential information or trade secrets belonging to others, including Executive's former employers, nor shall the Company and/or its affiliates seek to elicit from Executive any such information. Consistent with the foregoing, Executive shall not provide to the Company and/or its affiliates, and the Company and/or its affiliates shall not request, any documents or copies of documents containing such information.

2. Compensation and Other Benefits.

(a) *Salary.* The Company shall pay to the Executive an annual salary (the **"Salary"**) at the initial rate of two hundred thousand dollars ($200,000.00), payable in arrears on a bi-weekly basis. The amount of the Executive's Salary shall be reviewed at least annually by the Company on or about August 1st of each year and will in no event be decreased.

(b) *Annual Bonus.* Executive shall be entitled to bonus payments at levels at least commensurate with bonuses paid to the Senior Executives of the Company, if any. For purposes of this Agreement, the term "Senior Executive" shall mean the five highest compensated employees of the Company determined in accordance with applicable SEC rules and regulations.

(c) *Stock Options.* The Company shall establish an Employee Stock Option Plan and shall grant the Executive options to purchase shares of the common stock of the Company (the **"Options"**.) The number of shares shall be determined upon allocation to be approved by the Board of Directors, and shall be within the range of the options granted to top tier management of the Company. The per share exercise price of the Options shall equal the fair market value of a share of common stock of the Company on the date of the issuance of such options ("Issuance Date"). The Options shall vest and become exercisable in accordance with the terms of the Employee Stock Option Plan.

(d) *Expenses.* The Company shall pay or reimburse the Executive for all business travel and other out-of-pocket expenses (including those costs to maintain any professional certification held or obtained by Executive) reasonably incurred by Executive in the performance of his services pursuant to this Agreement, including the cost of Business Class air travel and accommodations. The Company shall reimburse Executive for such expenses within 14 days of presentation by Executive of evidence of the expenses incurred.

(e) *Executive Perquisites, Benefits and Other Compensation.* The Company shall provide Executive with (a) participation in coverage for Executive and his dependent family members under health, hospitalization, disability, dental, life and other insurance plans that the Company may have in effect from time to time; (b) other executive perquisites as may be available to other

Senior Executives of the Company or deemed appropriate for Executive by the Company; (c) participation in all other Company-wide employee benefits as available from time to time, and (d) participation in any other insurance and employee benefits or plans that include a majority of the other executive officers of the Company.

(f) *Long-Term Incentive Programs.* The Executive shall be entitled to participate in all long-term incentive plans and programs of the Company that are available to its Senior Executives.

(g) *Paid Time Off.* In addition to the usual public and bank holidays, the Executive shall be entitled to twenty business days paid time off annually. The Executive shall be permitted to carry forward any portion of his vacation time for up to one year and, upon the expiration of such one-year period, the Employee shall be paid in lieu of such vacation days.

3. Termination of Employment.

(a) Termination for Cause. The Company may terminate this Agreement 10 days after written notice to Executive for cause, which shall be: (i) Executive's material breach of this Agreement (continuing for 10 days after receipt of written notice of need to cure); (ii) Executive's gross negligence in the performance or intentional nonperformance (continuing for 10 days after receipt of written notice of need to cure) of any of Executive's material duties and responsibilities hereunder; (iii) Executive's dishonesty, fraud or misconduct with respect to the business or affairs of the Company which materially and adversely affects the operations or reputation of the Company; (iv) Executive's conviction of a felony crime; or (v) chronic alcohol abuse or illegal drug abuse by Executive. In the event of a termination for cause, as enumerated above, Executive shall be entitled to receive accrued and vested benefits up to the date of termination and shall be promptly reimbursed for all business expenses properly incurred by Executive prior to the date of termination.

(b) Death. The death of Executive shall immediately terminate this Agreement. Executive's estate shall be entitled to receive accrued and vested benefits up to the date of termination and shall be promptly reimbursed for all business expenses properly incurred by Executive prior to the date of termination. In addition, Executive or his estate shall have one (1) year from the date of termination to exercise any vested but unexercised options existing as of the termination date.

(c) Disability. If the Executive is unable to perform the essential duties and functions of his position because of a disability for 60 consecutive days and the Company, in its reasonable judgment, determines that the exigencies created by the Executive's disability are such that termination is warranted, the Company shall have the right and may elect to terminate the services of the Executive by a Notice of Disability Termination. For purposes of this Agreement, a "Notice of Disability Termination" shall mean a written notice that sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under this Section 3(c). For purposes of this Agreement, no such purported termination by the Company shall be effective without such Notice of Disability Termination. This Agreement shall terminate on the day after such Notice of Disability Termination is received

by the Executive. Executive shall be entitled to receive accrued and vested benefits up to the date of termination and shall be promptly reimbursed for all business expenses properly incurred by Executive prior to the date of termination. In addition, Executive or his estate shall have sixty (60) days from the date of termination to exercise any vested but unexercised options existing as of the termination date.

        (d)   *Voluntary Resignation.* Executive shall be entitled to terminate this Agreement at any time by giving 30 days notice to the Company. In the event Executive terminates this Agreement, Executive shall be entitled to receive accrued and vested benefits up to the date of termination and shall be promptly reimbursed for all business expenses properly incurred by Executive prior to the date of termination. In addition, Executive shall have ninety (90) days from the date of termination to exercise any vested but unexercised options existing as of the termination date.

        (e) *Termination Without Cause.* The Company shall have the absolute right to terminate the Executive's employment without cause at any time. If the Company elects to terminate the Executive without Cause, the Company shall give seven days written notice to the Executive. This Agreement shall terminate seven days following receipt of such notice by the Executive, however, the Company may, at its sole discretion, request that the Executive cease active employment and perform no more job duties immediately upon provision of such notice to the Executive. In the event of a termination without cause, Executive shall be entitled to receive accrued and vested benefits up to the date of termination and shall be promptly reimbursed for all business expenses properly incurred by Executive prior to the date of termination. In addition, Executive shall be entitled to severance benefits equal to three months of Executive's then current salary payable within fourteen (14) days of the date of termination. Executive shall have ninety (90) days from the date of termination to exercise any vested but unexercised options existing as of the termination date.

        (f) *Change of control.* In the event that the Company is sold, the stock options granted to Employee under this Agreement shall immediately become fully vested to Executive. In the event that Executive is not retained by the acquiring company under the terms of this Agreement or other terms acceptable to Executive, Executive shall be entitled to severance pay equal to one (1) year of Executive most recent Base Compensation.

4. Non-Disclosure of Confidential Information.

        (a) *Acknowledgement.* The Executive acknowledges that in the course of his employment he will occupy a position of trust and confidence. The Executive shall not, except as may be required to perform his duties or as required by applicable law, disclose to others or use, directly or indirectly, any Confidential Information.

(b) *Confidential Information.* "**Confidential Information**" shall mean information about the Company's business and operations that is not disclosed by the Company for financial reporting purposes and that was learned by the Executive in the course of his employment by the Company, including, without limitation, any business plans, strategy, budget information, proprietary knowledge, patents, trade secrets, data, formulae, sketches, notebooks, blueprints, information and client and customer lists and all papers and records (including computer records) of the documents containing such Confidential Information. The term Confidential Information does not include any information which (i) is or becomes publicly available, other than as a result of a disclosure by the Executive or one of his agents, (ii) is already in the Executive's possession, provided that such information is not known by the Executive to be subject to any legal or contractual obligation of confidentiality owed to the Company, (iii) is or becomes available to the Executive on a non-confidential basis from a source other than the Company, provided that such source is not known by the Executive to be subject to any legal or contractual obligation to the Company to keep such information confidential, or (iv) is independently developed by the Executive without any violation of his obligations hereunder. The Executive acknowledges that such Confidential Information is specialized, unique in nature and of great value to the Company, and that such information gives the Company a competitive advantage. The Confidential Information will be kept confidential in accordance with the terms hereof by the Executive and will not be disclosed by the Executive or any of his agents except (i) as may be consented to by the Company, and (ii) as required by law, regulation or legal or judicial process, provided that, where such disclosure is required, the Executive shall provide the Company with a reasonable opportunity to review the disclosure, to the extent practicable before it is made, and to seek to limit the disclosure at its own expense. The Executive agrees to deliver or return to the Company, at the Company's request at any time or upon termination or expiration of his employment or as soon as possible thereafter, all documents, computer tapes and disks, records, lists, data, drawings, prints, notes and written information (and all copies thereof) furnished by the Company or prepared by the Executive in the course of his employment by the Company. The provisions of this Section 4 shall survive any termination of this Agreement for 5 years.

(c) Employee Proprietary Information and Inventions Agreement. The Executive agrees to sign the Company's Employee Proprietary Information and Inventions Agreement within five days of such an agreement being adopted by the Company, which, among other things, will require the Executive to assign all inventions developed by him on Company time and using Company facilities to the Company consistent with and in accordance with Section 2872 of the California Labor Code. Notwithstanding any termination of this Agreement or Executive's employment by the Company, Executive agrees to continue to be bound by the terms of the Employee Proprietary Information and Inventions Agreement for 5 years after his termination.

5. Indemnification. The Company agrees to indemnify Executive to the fullest extent allowed by law and even above the limits of the Company's Directors and Officers insurance, if permitted by law. Such indemnification shall be set forth in an Indemnification Agreement, which the Parties shall in good faith negotiate and make effective as of the date hereof.

6. No Prior Agreements. Executive hereby represents and warrants to the Company that (i) Executive is not aware of any obligations, legal or otherwise, inconsistent with the terms of this Agreement or Executive's undertakings under this Agreement, (ii) Employee has no outstanding commitments or obligations inconsistent with any of the terms of this Agreement or the services to be rendered to Company and (iii) the execution of this Agreement by Executive and his employment by the Company and the performance of his duties hereunder will not violate or be a breach of any agreement with a former employer, client or any other person or entity. Further, Executive agrees to indemnify the Company for any claim, including, not limited to, attorneys' fees and expenses of investigation, any third party may now have or may hereafter come to have against the Company based upon or arising out of any non-competition agreement, invention or secrecy agreement between Executive and such third party which was in existence as of the date of this Agreement.

7.   Complete Agreement. No promises or changes in Employee's status as an employee of the Company nor any change to or waiver of the terms and conditions of this Agreement can be made unless they are made in writing and signed by Employee and the Chief Executive Officer of the Company or such other person authorized by the Board of Directors of the Company. Except as expressly provided herein, this Agreement is not a promise of future employment. Except for this Agreement, Executive has no oral or written understandings or agreements with the Company or any of its officers, directors or representatives covering the same subject matter as this Agreement. This written Agreement may not be later modified except by a further writing signed by the Chief Executive Officer of the Company or such other person authorized by the Board of Directors of the Company and Executive, and no term of this Agreement may be waived except by writing signed by the Party waiving the benefit of such term. This Agreement and the terms and conditions described in it cannot be changed orally or by any conduct of Executive or the Company or any course of dealings between Executive, another person and/or Company.

8.   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors in interest of the Executive and the Company.

9.   Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, to the Parties hereto at the following addresses:

If to the Company:
Ian Rice
303 Twin Dolphin Drive, 6th Floor
Redwood City, CA 94065

If to the Executive:
Thomas A. Spanier
459 Ridge Road
Novato, CA 94947

or to the Executives last address on the records of the Company.

10.   Severability. If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and, so far as is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative.

11.   Mitigation of Damages and Arbitration.

(a) *Mitigation of Damages.* The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment. The Company agrees to pay promptly as incurred, to the full extent permitted by law, all legal fees and expense which Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company, Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee or performance thereof (including as a result of any contest by Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Code Section 1274(d) or any successor provision thereto, for an obligation with a term equal to the length of such delay.

(b) Arbitration. Any dispute or controversy arising from or relating to this Agreement and/or Executive's employment or relationship with the Company shall be resolved by binding arbitration, to be held in Maricopa County, Arizona or in any other location mutually agreed to by the Company and Executive in accordance with the rules and procedures of the American Arbitration Association. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Executive and the Company agree that, in the event a dispute arises that concerns this Agreement, if Executive is the Prevailing Party, Executive shall be entitled to recover all of his reasonable fees and expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred in connection with the dispute. A Prevailing Party is one who is successful on any significant substantive issue in the action and achieves either a judgment in such Party's favor or some other affirmative recovery.

12. Headings. The section headings herein are for references purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of the Agreement or of any part hereof.

13. Governing Law. This Agreement and performance under it, and any suits or special proceeding brought under it, shall in all respects be construed according to the laws of the United States of America and the State of California, without regard to its conflicts of laws provisions, and any arbitration, mediation or other proceeding arising hereunder shall be filed and adjudicated in Marin County, California.

14. Facsimile and Counterparts. This Agreement may be signed by facsimile and executed in two counterparts, each of which shall be deemed an original, both of which together shall contribute one and the same instrument.

I N WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the Effective Date.

INTELLIGENTIAS, INC.

By:

        /s/ Ian Rice
Ian Rice

Its: Chief Executive Officer

EXECUTIVE:

        /s/ Thomas A. Spanier
Thomas A. Spanier